August 21, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (312) 645-3533
William D. Perez
President and Chief Executive Officer
Wm Wrigley Jr. Company
410 North Michigan Avenue
Chicago, Illinois 60611

       Re: **Wm. Wrigley Jr. Company**
                Definitive Proxy Statement on Schedule 14A
                Filed February 13, 2007
                File No. 001-00800

Dear Mr. Perez:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Corporate Governance, page 8

1.   We refer you to disclosure on page 8 in which reference is made to the "Principles of Corporate Governance" adopted by the company. Please supplement your

disclosure and provide the disclosure required by Items 404(a) and (b) of Regulation S-K.

Compensation Committee, page 12

2.   Please avoid the use of defined terms and acronyms throughout your disclosure. For example, your discussion of the named executive officers would be easier to follow if you eliminated the references throughout to the executive leadership team or "ELT".

3.   Provide clarification of the respective roles and scope of participation of all persons referenced on page 13 who participate materially in the establishment of compensation policies or awards. For example, you disclose the participation of Hewitt Associates as well as "independent advisors", and the human resources department in the compensation process. Consistent with the disclosure required by Item 407(e)(3)(iii) of Regulation S-K, expand your disclosure regarding the role of Hewitt Associates and disclose any distinctions in duties in the fiscal year between Hewitt Associates and other advisors, if material to an understanding of how compensation is determined for the named executive officers.

Compensation Discussion and Analysis, page 14

Setting Executive Compensation, page 14

4.   We direct you to Instruction 1 to Item 402(b) and Item 402(b)(1)(v) of Regulation S-K. Your discussion in this section does not provide insight into the unique factors considered by the compensation committee or Chief Executive Officer in establishing compensation in a given year for a named executive officer. For example, you disclose that among the duties of Hewitt Associates, is the presentation of "alternatives" to consider when making compensation decisions, yet you fail to provide a discussion of whether any such alternatives were considered or adopted by the committee. You also note on page 15 the percentile within which the company targets its compensation relative to its peers and that the objective percentile target may be adjusted as "dictated by the experience level of the individual and market factors," yet omit an analysis and discussion of the manner in which experience level and specific market factors were considered in establishing compensation in a given year. On the same page, reference is made to the ability of an executive to realize compensation from incentive awards based on the "performance of the company or the individual…[as] compared to established goals…," yet in the discussion of the incentive compensation programs that follows on pages 16-20, it is unclear how the percentage target range of target award opportunities is established for each named executive officer and the specific factors that contributed to the payout at a particular level within the range in a given year for an officer. Throughout your compensation

discuss and analysis, and as to each compensation element, please provide an analysis of how you arrived at and why you paid each of the particular levels and forms of compensation paid in 2006. In your Compensation Discussion and Analysis, please analyze how the committee's consideration of the performance factors, its discretion, judgment and considerations of appropriateness resulted in the amounts paid for each element and how that compared to the target values or other benchmarks considered.

5.   We note that the company generally sets compensation for the named executive officers at the 75th percentile of compensation paid to similarly situated executives of the company's peer group. Please revise to disclose where you target each element of compensation against peer companies and the percentiles represented by *actual* compensation paid for 2006. To the extent actual compensation paid to a named executive officer differs from the targeted percentile, please discuss the reasons for the deviation. See Item 402(b)(2)(xiv) of Regulation S-K.

6.   Please provide further discussion in Compensation Discussion and Analysis of the various post-termination arrangements referenced on pages 33-40. Please discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements. Please disclose why an executive is entitled to the same aggregate total of payments in a "for cause" termination scenario as in an "involuntary not for cause" termination scenario as noted on page 33. Please refer to Items 402(b)(1)(v) and (vi).

7.   We direct you to Release 8732A, Section II.B.1. As noted therein, the compensation discussion and analysis should be sufficiently precise to identify material differences in the amount and type of compensation awarded to individual executive officers. For example, there is insufficient explanation of the variance in base salary and non-equity incentive plan awards granted during 2006 to Mr. Wrigley compared to all other actively employed named executive officers during fiscal 2006 (other than Mr. Perez). Please revise to include an analysis of the material distinctions in compensation awarded.

Base Salary, page 16

8.   Please revise your discussion and disclose how the committee and former CEO, determined the compensation (both the amount and type) to be provided to Mr. Perez. Please provide the analysis required by Item 402(b). Revise to disclose any material differences in compensation awarded to Mr. Perez as compared to his predecessor, Mr. Wrigley and the reasons for such differences. Additionally, we refer you to the factors you disclose under this heading, which reference among other things, the consideration given to "individual performance" when setting base salaries. Please revise to disclose the factors considered in determining Mr. Perez's base salary. See also Item 402(b)(2)(vii) of Regulation

S-K.

Executive Incentive Compensation Program, page 17

9. You provide little discussion and analysis of the effect of individual performance on incentive compensation despite disclosure indicating that it is a material factor considered by the committee. For example, on page 17, you indicate that 25% of the executive incentive compensation award is based upon individual performance yet there is no corresponding disclosure that assists investors in understanding the impact of individual performance or the leadership behavior assessments on actual incentive awards made to the named executive officers in fiscal 2006. Please revise to disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the compensation committee considered with respect to each named executive officer in its evaluation if they factored into specific compensation decisions. See Item 402(b)(2)(vii) of Regulation S-K.

10. Disclose each of the corporate financial objective minimum, target and maximum levels established during the fiscal year. To provide clarity to your discussion, provide an example of how the incentive calculation works in practice by showing how a given award for a named executive officer was determined. To the extent you believe that disclosure of the information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. Please also note that to the extent disclosure of the quantitative or qualitative performance-related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels or other factors. Please disclose the factors considered by the compensation committee in setting performance-related objectives. Please see Instruction 4 to Item 402(b) of Regulation S-K.

11. You disclose that the executive incentive compensation program provides guidelines for the calculation of annual non-equity incentive based compensation, "subject to Committee oversight and modification." Your disclosure suggests that the committee may exercise and does exercise discretion in its assessment of the quantitative or qualitative targets established pursuant to the incentive plan in a given year. We direct you to Instructions 1 and 2 of Item 402(b). Please clarify and disclose any exercises of discretion by the committee with regard to the incentive plan targets for the company or a named executive officer.

Summary Compensation Table, page 24

12. Your discussion on page 24 makes reference to the committee's review of tally sheets. Please revise to identify the general components of the tally sheets and to

explain the weight assigned to the review of the tally sheets in the overall decision making process.

13.   We refer you to Item 402(e)(1) of Regulation S-K. The narrative that accompanies the table insufficiently provides shareholders with an understanding of the amounts paid to Mr. Perez during 2006. Although footnote 9 indicates that Mr. Perez was appointed to the position of CEO, no reference is made to his base salary, signing bonus, if any, or any material compensation elements that would factor into an accurate understanding of the amounts noted in the table.

14.   In your discussion on page 19, your reference the varying potential payout levels of long-term stock awards. Please clarify in your Compensation Discussion and Analysis or in the narrative to the summary compensation table, the amount of stock awards received by each named executive officer under the Long-Term Stock Grant and Stock Award Programs in 2006.

Outstanding Equity Awards at Fiscal Year-End, page 29

15.   We refer you to Instruction 2 to Item 402(f)(2) of Regulation S-K.   To facilitate readability, clarify the footnote discussion to specify the grant dates or specify the vesting dates of each of the respective stock options.

Potential Payments Upon Termination and Change of Control, page 33

16.   Please describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits under the severance and change of control plans. See Item 402(b)(1)(v) and 402(j)(3) of Regulation S-K.

Director Compensation, page 40

17.   Revise to include footnote disclosure of the grant date fair value of each individual equity award computed in accordance with FAS 123(R). See Item 402(k)(2)(iii) of Regulation S-K.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3757 with any questions.

Sincerely,

Mellissa Campbell Duru
Attorney Advisor